

Ferreyros

ORGANIZACION Ferreyros

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: Other information

Lima, February 12th, 2010

SUPPL

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Please find attached our Financial Statements as of December 31st 2009, and our management report for that period.

Sincerely yours,

Ferreyros
PATRICIA GASTELUMENDI LUKIS
Gerente División
Administración y Finanzas

www.ferreyros.com.pe
T. 511 626 4000
Jr. Cristobal de Peralta Norte 820 Lima 33 Perú

Declaración de responsabilidad

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. durante el período terminado el 31 de diciembre del 2009. Sin perjuicio de la responsabilidad que compete al emisor, los firmantes se hacen responsables por su contenido conforme a los dispositivos legales aplicables.

Víctor Astete Palma
Gerente División de Contraloría

Bernardo Chauca Quispe
Contador General
Mat 19915

Lima, 11 de febrero de 2010

Ferreyros

Reporta
Informe de gerencia

Cuarto trimestre Año 2009

Para mayor información contactar a:

Patricia Gastelumendi L.
Gerente de Administración y Finanzas
T(511)626-4257

Fiorella Amorrortu M.
Investor Relations
T(511)626-4627

PERFIL DE LA EMPRESA

La misión de Ferreyros es la provisión de soluciones que sus clientes requieren facilitándoles los bienes de capital y servicios que necesitan para crear valor en los mercados en que actúan. Realiza por lo tanto la importación y venta de maquinaria, motores, automotores y repuestos, alquiler de maquinaria y equipos y la prestación de servicios de mantenimiento y reparación. Son características esenciales de su propuesta de valor al cliente, el contar con un reconocido servicio posventa para lo cual tiene almacenes de repuestos y talleres a nivel nacional, así como una dotación de personal de servicio a lo largo de todo el territorio peruano. La compañía ejecuta de manera permanente importantes inversiones en capacitación y entrenamiento de su personal, en especial del personal técnico, así como en infraestructura de locales y talleres. Adicionalmente, adecúa la inversión en capital de trabajo a las cambiantes condiciones del mercado.

Ferreyros tiene la representación de marcas líderes en el mercado, como son Caterpillar, Massey Ferguson, Kenworth, Iveco, Yutong y Atlas Copco, Sullair y Zaccarías, entre otras, las cuales se encuentran orientadas a distintos sectores económicos.

RESULTADO DEL AÑO

La utilidad neta del año 2009 asciende a S/. 100.5 millones frente a S/. 80.4 millones del año 2008, lo cual representa un incremento de 24.9%. El buen resultado del año 2009 se debe a una serie de factores, entre los que destaca en primer lugar el hecho de haber alcanzado un volumen de ventas del orden de S/. 1,837 millones, solamente 3.5% menor al del año anterior. En segundo lugar, una reducción importante de los gastos financieros en el segundo semestre, gracias a una disminución de la deuda por la adecuación de sus niveles de inventario, y a una diferencia de cambio que en gran medida compensó la menor utilidad bruta, ya que el tipo de cambio que se aplica para convertir a soles los precios de venta en dólares mostró una tendencia decreciente en el año.

En cuanto a las ventas, es importante destacar que el buen volumen de las mismas del año 2009 fue alcanzado pese a la coyuntura de desafío económico que caracterizó dicho ejercicio en contraste con el año 2008, periodo en el cual el país logró un desempeño económico excepcional.

Debido a las mejores perspectivas que se tienen para la economía peruana en el año 2010, las ventas de la compañía debieran retomar la tendencia creciente que se tuvo hasta el año 2008.

De la misma manera, se debe destacar que en el período comprendido entre el 31-12-08 y 31-12-09 la Compañía logró:

- Reducir sus inventarios de S/. 820.6 millones a S/.454.5 millones.
- Disminuir sus pasivo total de S/. 1,334.2 millones a S/. 866.3 millones; y
- Como producto de dichas disminuciones, aumentar su ratio corriente de 1.43 a 1.99 y reducir su ratio de endeudamiento de 2.48 a 1.37.

Gracias a la significativa disminución de sus pasivos, la Compañía espera nuevamente una reducción importante de sus gastos financieros en el año 2010.

Cabe mencionar que, el inventario al cierre del año 2009 está registrado a un tipo de cambio promedio de S/. 2.941,

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

mientras que el tipo de cambio vigente al 31-12-09 es de S/. 2.891, existiendo, por lo tanto, la posibilidad que en los próximos meses algunos inventarios pudieran facturarse a un tipo de cambio menor al utilizado para registrar su costo de adquisición. El mayor tipo de cambio al que está registrado el inventario afectaría la utilidad neta de meses futuros en S/. 5.7 millones, aproximadamente. Tal como se mencionara en informes anteriores, esta situación se debe a que, de acuerdo a lo establecido por las NIIF, los inventarios y la flota de alquiler que se transan en dólares en el mercado, deben ser registrados en soles al tipo de cambio de la fecha de adquisición, mientras que los pasivos que los financian, también contraídos en dólares, deben ser ajustados utilizando el tipo de cambio vigente al cierre de cada período contable. Esto ocasiona una diferencia temporal entre la diferencia de cambio que se registra por el ajuste de los pasivos y la mayor o menor utilidad bruta que se registra en el momento de la venta de las existencias.

RESULTADO DEL TRIMESTRE

En el 4T 2009 las ventas ascendieron a S/. 399.5 millones, en comparación con S/. 411.8 millones del mismo período del año anterior, lo cual significa una ligera disminución de 3.0%.

Es importante mencionar que en algunos casos por retraso en la llegada de los equipos y en otros por demoras en el perfeccionamiento de las órdenes de compra de los clientes, en el mes de diciembre de 2009, la Compañía no pudo facturar ventas de maquinaría Caterpillar cerradas con empresas de la gran minería, por algunas decenas de millones de dólares. La mayor parte de estas operaciones serán reconocidas como ingresos en los primeros meses del 2010.

La utilidad en ventas del 4T 2009 ascendió a S/. 70.3 millones, 35.6 % menor que la obtenida en similar período del año anterior. En términos porcentuales, el margen bruto del 4T 2009 es 17.6% frente a 26.5% del 4T 2008. Esta disminución en el margen bruto se debe principalmente a la variación en el tipo de cambio. En el 4T 2008 hubo una devaluación importante del sol respecto al dólar, razón por la que las ventas en dólares efectuadas en dicho período se registraron a tipos de cambios mayores a los que se utilizaron para registrar en meses anteriores el costo de adquisición de los respectivos inventarios. Sin embargo este efecto en la utilidad en ventas, es parcialmente contrarrestado por la pérdida o ganancia en cambio que resulta de ajustar los pasivos en dólares a los tipos de cambio de fines de cada periodo. Adicionalmente, la disminución del margen bruto en el 4T 2009 se debe a que en este período se realizaron ventas importantes de inventario antiguo con una utilidad bruta menor a la que se obtiene en la venta de las existencias de rotación normal.

La utilidad neta del 4T 2009 ascendió a S/. 2.2 millones. El resultado del 4T 2008 fue una pérdida neta de S/. 4.0 millones. La disminución de la utilidad neta del 4T 2009 respecto a los trimestres anteriores se explica básicamente por una disminución en el margen bruto y en los ingresos por diferencia de cambio. La Compañía espera mejorar la utilidad en ventas en los próximos meses, debido a que ha terminado de vender gran parte del inventario en exceso, para lo cual tuvo que otorgar descuentos especiales. Esta situación no se repetirá en el año 2010.

GESTIÓN COMERCIAL

Tal como se mencionó anteriormente, las ventas del 4T 2009 ascendieron a S/. 399.5 millones, en comparación con S/. 411.8 millones del mismo período del año anterior, lo cual representa una disminución de 3.0%.

Las ventas acumuladas de Ferreyros S.A.A. al cierre del 4T 2009 ascendieron a US$ 617 millones y las ventas consolidadas de Ferreyros S.A.A. y

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

subsidiarias a US$ 747 millones, aproximadamente.

Entre las principales líneas de venta que destacaron en el período tenemos las de repuestos y servicios, que en el 4T 2009 ascendieron a S/. 193.6 millones, en comparación con las del 4T 2008, que ascendieron a S/. 178.7 millones, lo cual significa un incremento de 8.3%

Otra línea de venta que también destacó en el período fue automotriz, con un crecimiento de 108.2% en relación con el mismo período del año anterior.

En cuanto a la participación de las diferentes divisiones en las ventas, hay que mencionar que los productos de la línea *Caterpillar* representaron en el 2008 el 83% del total de las ventas, y han alcanzado el 89% de las mismas en el año 2009, incluidos los ingresos generados por la venta de repuestos y servicios. Las máquinas y equipos *Caterpillar* han continuado mostrando altos porcentajes de participación de mercado.

Ferreyros: Participación de las líneas de producto en las ventas totales
(En porcentajes)


Automotriz
8%
Agrícola
3%
Caterpillar
89%

En cuanto a la distribución de las ventas por sectores económicos, se debe resaltar las ventas al sector minería y las ventas al sector construcción, las cuales han tenido una participación de 45% y 20%, respectivamente, en el total de ventas del 4T 2009.

Ferreyros: Participación sectorial en las ventas - 4T 2009
(En porcentajes)


Industria
1%
Comercio
5%
Transporte
6%
Pesca
2%
Agricultura
2%
Hidrocarburo
1%
Gobierno
5%
Construccion
20%
Serv Equipos
10%
Otros
3%
Mineria
45%

HECHOS DESTACADOS EN EL TRIMESTRE

Ferreyros adquirió el 100% de las acciones de Gentrac Corporation, grupo empresarial que comprende a las distribuidoras de Caterpillar en Guatemala, El Salvador y Belice. La transferencia de las acciones se produjo el 1° de enero de 2010. Gentrac Corporation es uno de los distribuidores de Caterpillar de más larga trayectoria en América Latina. La inversión comprometida en esta adquisición es de US$ 45 millones, aproximadamente.

Las empresas de Gentrac Corporation son líderes en la comercialización de maquinaria y equipos en Guatemala, El Salvador y Belice, y atienden a sectores tales como minería, construcción, energía, agrícola y marino. En esa línea, cuentan con la representación de prestigiosas marcas como Caterpillar, lubricantes Exxon / Mobil y compresoras Sullair, entre otras.

En otro ámbito, la compañía inauguró su segunda sede automotriz en Lima, ubicada en plena zona industrial de Ate Vitarte, en el cruce de la Vía de Evitamiento con la Carretera Central, con una inversión superior a los US$ 4 millones. El nuevo local cuenta con una moderna infraestructura para la atención administrativa y comercial, así como para la provisión de servicios especializados.

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General Mat 18915

Ferreyros

Por otro lado, Ferreyros realizó una exitosa colocación de US$ 10 millones en bonos corporativos, con una demanda total de US$ 22,9 millones, lo que demuestra la sólida posición de la empresa en el mercado de capitales y el respaldo de los inversionistas. Fueron 10 mil los bonos colocados, a un plazo de tres años bullet, con vencimiento a noviembre de 2012, a una tasa de interés nominal de 4.625%.

INFORMACION FINANCIERA

A continuación se presenta el sustento de las variaciones más importantes en los estados financieros de la Compañía, correspondientes al cuarto trimestre del 2009 y 2008. Para este propósito, algunas cifras del Estado de Ganancias y Pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar principalmente las ventas por pedido directo como ventas y costo de ventas. En el Estado de Ganancias y Pérdidas que se presenta a la Conasev y a la Bolsa de Valores de Lima se incluye, en el rubro "Otros Ingresos Operacionales", solamente la utilidad bruta obtenida en dichas operaciones.

ANÁLISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS

Las ventas netas del 4T 2009 ascendieron a S/. 399.5 millones, en comparación con S/. 411.8 millones del mismo período del año anterior, lo cual equivale a una pequeña disminución de 3.0%, que se explica por lo siguiente:

Las ventas de máquinas, motores, equipos y vehículos (productos principales), tanto nuevos como usados, tuvieron una disminución de 9.6% con respecto a las del 4T 2008 (S/. 192.8 millones en el 4T 2009; S/. 213.2 millones en el 4T 2008), debido a lo siguiente:

- Disminución de 46.3% en la venta de equipos agrícolas (S/. 7.5 millones en el 4T 2009; S/. 14.0 millones en el 4T 2008), que se explica por una disminución importante en la demanda del mercado agro exportador, el cual ha sido seriamente afectado por la crisis financiera internacional.

- Reducción de 19.9% en la venta de equipos Caterpillar (S/. 138.6 millones en el 4T 2009; S/. 173.0 millones en el 4T 2008), debido principalmente a la postergación de negocios con clientes de la gran minería, y sobre la cual se incluye una explicación en la sección "Resultado del trimestre" de la página 2.

Esta disminución fue compensada parcialmente por:

- Incremento de 108.2% en las ventas de la línea automotriz (S/. 34.3 millones en el 4T 2009; S/. 16.5 millones en el 4T 2008), debido principalmente a que en el 4T 2009 se registraron ventas que, por diversas razones, no pudieron ser facturadas en trimestres anteriores.

- Incremento de 27.2% en las ventas de unidades usadas (S/. 12.4 millones en el 4T 2009; S/. 9.7 millones en el 4T 2008), que se explica por un aumento en la venta de unidades de la ex-flota de alquiler a clientes del sector construcción.

Las ventas de repuestos y servicios mostraron en el 4T 2009 un incremento de 8.3% en comparación con las del mismo período del año anterior (S/. 193.6 millones en el 4T 2009; S/.178.7 millones en el 4T 2008), debido a un aumento en la demanda de clientes del sector construcción y gran minería.

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

Ventas - Repuestos y Servicios
(en S/. millones)


593.4
599.1
718.2
809.2
2006
2007
2008
2009

Por otra parte, los ingresos por alquiler de equipo pesado en el 4T 2009 fueron inferiores en 33.8% a las del mismo período del año anterior (S/. 13.1 millones el 4T 2009; S/. 19.8 millones en el 4T 2008), lo cual se explica por una devolución de equipos por parte de un cliente del sector construcción, debido a la terminación de los trabajos para cuya ejecución alquiló dicha maquinaria.

UTILIDAD EN VENTAS
La utilidad en ventas del 4T 2009 ascendió a S/. 70.3 millones, en comparación con S/. 109.2 millones del mismo período del año anterior, es decir, una disminución de 35.6%. En términos porcentuales, el margen bruto del 4T 2009 es 17.6% frente a 26.5% del 4T 2008. En la sección "Resultado del Trimestre" de la página 2, se incluye una explicación sobre la diferencia entre dos porcentajes.

GASTOS DE VENTA Y ADMINISTRACION
Los gastos de venta y administración ascendieron a S/. 62.9 millones en el 4T 2009, en comparación con S/. 61.9 millones del mismo período del año anterior, lo cual representa un ligero incremento de 1.6%.

OTROS INGRESOS (EGRESOS)
El monto neto de otros ingresos (egresos) del 4T 2009 fue un ingreso neto de S/. 1.3 millones frente a un ingreso neto de S/. 6.2 millones en el 4T 2008. El menor ingreso registrado en 4T 2009 se debe a menores ingresos por resoluciones de contrato y a un mayor gasto por provisión para desvalorización de existencias.

INGRESOS FINANCIEROS
Los ingresos financieros del cuarto trimestre de 2009 ascendieron a S/. 5.3 millones en comparación con S/. 8.6 millones del mismo período del año anterior, lo que representa una disminución de 37.8%, que se explica principalmente por una reducción de los descuentos por pronto pago otorgados por un proveedor del exterior, debido a un cambio en la política de otorgamiento de los mismos. A partir de enero del 2009, dicho proveedor ha reemplazado el descuento por pronto pago por un descuento en el precio de venta de los productos que le compra la Compañía, lo cual significa que la disminución en los ingresos financieros esta siendo compensado con un aumento equivalente en la utilidad bruta. La incidencia del descuento otorgado por el proveedor en la utilidad bruta total de la Compañía no es significativa.

GASTOS FINANCIEROS
Los gastos financieros ascendieron a S/. 13.1 millones en el cuarto trimestre de 2009 en comparación con S/.18.2 millones del mismo período del año anterior, debido principalmente a una disminución de S/. 278.8 millones en el pasivo promedio sujeto a pago de intereses (S/. 637.2 millones en el 4T 2009; S/. 916.0 millones en el 4T 2008). La reducción del pasivo promedio ha sido alcanzada gracias a la disminución del inventario durante el segundo semestre del 2009, habiéndose destinado los fondos provenientes de la venta al pago de las respectivas deudas. En el 2009 los pasivos contraídos por compras de inventario fueron bastante menores que los registrados en el año anterior.

PARTICIPACIÓN EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADA
En este rubro se registra las utilidades de subsidiarias y asociada, reconocidas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


CPC. BERNARDO CHAUCA QUISPE

por el método de participación patrimonial. Los ingresos por este concepto ascendieron a S/. 2.3 millones en el 4T 2009, en comparación con una pérdida de S/. 4.4 millones del mismo período del año anterior. En el 4T 2008, las subsidiarias más importantes reportaron resultados negativos debido a una pérdida en cambio bastante alta, ocasionada por una devaluación de 5.5% del sol respecto al dólar. En tal sentido, cabe mencionar que las operaciones de compra y venta de mercaderías en las subsidiarias son efectuadas en moneda extranjera, especialmente en dólares estadounidenses. .

UTILIDAD (PÉRDIDA) EN CAMBIO

En el 4T 2009 las operaciones en moneda extranjera arrojaron una utilidad en cambio de S/. 3.5 millones en comparación con una pérdida en cambio de S/. 40.1 millones en el 4T 2008. La pérdida en cambio del 4T 2008 se explica por una devaluación de 5.5% del sol en relación con el dólar, lo cual generó una pérdida en cambio al ajustar los pasivos registrados en dicha moneda.

En el caso de la Compañía los activos monetarios en dólares (principalmente, caja bancos y cuentas por cobrar) son menores que los pasivos monetarios en la misma moneda.

En el 4T 2009 no hubo una fluctuación significativa en la relación entre el sol y el dólar.

PARTICIPACIONES E IMPUESTO A LA RENTA

Las participaciones e impuesto a la renta al cierre del cuarto trimestre de 2009 y de 2008 han sido calculados de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA

La utilidad neta del 4T 2009 ascendió a S/. 2.2 millones en comparación con una pérdida neta de S/. 4.0 millones del mismo período del año anterior. En la sección "Resultado del Trimestre" de la página 2 se incluye una explicación al respecto.

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

UTILIDAD ANTES DE INTERESES, DEPRECIACIÓN Y AMORTIZACIÓN

La UAIDA (EBITDA, por sus siglas en inglés) al 31 de diciembre de 2009 ascendió a S/. 238.2 millones frente a S/. 283.2 millones del mismo período del año anterior, lo cual representa una pequeña disminución de 15.9%.

ANÁLISIS DEL BALANCE GENERAL

ACTIVOS

Al 31 de diciembre de 2009, el total de activos ascendió a S/. 1,502.8 millones en comparación con S/. 1,877.9 millones al 31 de diciembre de 2008, lo cual significa una disminución neta de S/. 375.1 millones. Las principales variaciones de las cuentas del activo que explican esta disminución son las siguientes:

a) Disminución neta de Existencias por S/. 366.1 (de S/.820.6 millones al 31-12-08 a S/. 454.5 millones al 31-12-09), debido a las medidas que, en varios aspectos, adoptó la Compañía a inicios del año 2009, para disminuir el alto crecimiento del inventario, registrado principalmente en el último trimestre del 2008 y en el primer trimestre del 2009. Tal como se explicó en informes anteriores, el importante incremento de las existencias fue generado por la necesidad de atender el crecimiento de las ventas y, adicionalmente, por los mayores tiempos de reposición del inventario que ofrecían los fabricantes (de 3 a 5 meses), debido al aumento en la demanda mundial que se experimentó hasta mediados del segundo semestre del año 2008. Por tales razones, la Compañía adelantó compras para poder contar con los inventarios que serían requeridos en el 2009 para satisfacer a sus clientes con entregas inmediatas.

La reducción del inventario continuará hasta alcanzar el nivel óptimo, el cual debe ser suficiente para atender 3 meses de venta.

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General Mat. 10015

Ferreyros

b) Aumento neto del Activo Fijo por S/. 14.5 millones, que se explica básicamente por compras de maquinaria y equipos de taller, equipos para la flota de alquiler y por revaluación voluntaria de los terrenos de la Compañía.

c) Incremento de Inversiones en Valores por S/. 17.2 millones, que se explica principalmente por utilidades de subsidiarias registradas por el método de participación patrimonial.

PASIVOS

Al 31 de diciembre de 2009, el total de pasivos ascendió a S/. 866.3 millones en comparación con S/. 1,334.2 millones al 31 de diciembre de 2008, lo que equivale a una disminución de S/. 467.9 millones (-35.1%). En comparación con marzo, junio y setiembre 2009 el pasivo ha disminuido S/. 484.1 millones, S/. 175.0 millones y S/. 84.6 millones, respectivamente.

Pasivos
(en US$ millones)

265 351 347 333 425 438 360 278 300

Dic-07 Mar-08 Jun-08 Sep-08 Dic-08 Mar-09 Jun-09 Sep-09 Dic-09

■ Total Pasivo ■ Pasivo Financiero

La conformación de las obligaciones de la empresa al 31 de diciembre del 2009 se muestra en el anexo 4.

RATIOS DE LIQUIDEZ Y ENDEUDAMIENTO

El ratio corriente al 31 de diciembre de 2009 es de 1.99, superior al ratio corriente de 1.43 al 31 de diciembre de 2008.

El ratio de endeudamiento financiero al 31-12-09 es 0.90 en comparación con 1.94 al 31-12-08. Para el cálculo de este ratio se ha excluido el saldo de caja y bancos y los pasivos con proveedores que no generan gasto financiero.

El ratio de endeudamiento total al 31-12-09 es 1.37 en comparación con 2.48 al 31-12-08.



3.0
2.5
2.0
1.5
1.0
0.5
1.60 1.93 2.02 2.48 2.48 2.54 1.81 1.70 1.99
1.51 1.39 1.48 1.43 1.43 1.48 1.59 1.44 1.37
1.04 1.17 1.39 1.94 1.94 2.10 1.45 0.90 0.90
Dic-07 Mar-08 Jun-08 Sep-08 Dic-08 Mar-09 Jun-09 Sep-09 Dic-09
RATIO ENDEUDAMIENTO TOTAL
RATIO CORRIENTE
RATIO ENDEUDAMIENTO FINANCIERO

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General

Ferreyros

FERREYROS S.A.A. **ANEXO 1**

Estado de Ganancias y Pérdidas
(En miles de nuevos soles)

	4T 09	%	3T 09	%	4T 08	%	4T 09/ 3T 09 %	4T 09/ 4T 08 %	Acumulado al 31-12-09	%	Acumulado al 31-12-08	%	Var %
Ventas Netas	399,461	100.0	453,139	100.0	411,759	100.0	(11.8)	(3.0)	1,836,510	100.0	1,903,813	100.0	(3.5)
Costo de Ventas	(329,141)	(82.4)	(354,562)	(78.2)	(302,592)	(73.5)	(7.2)	8.8	(1,450,355)	(78.0)	(1,484,609)	(78.0)	(2.3)
Utilidad en ventas	**70,320**	**17.6**	**98,577**	**21.8**	**109,167**	**26.6**	**(28.7)**	**(35.6)**	**386,156**	**22.0**	**419,204**	**22.0**	**(7.9)**
Gastos de Venta y Administración	(62,884)	(15.7)	(64,106)	(14.1)	(61,924)	(15.0)	(1.9)	1.6	(255,779)	(13.4)	(240,536)	(12.6)	6.3
Otros Ingresos (Egresos), neto	1,318	0.3	(2,174)	(0.5)	6,216	1.5		(78.8)	5,368	0.1	10,077	0.5	(46.7)
Utilidad en operaciones	**8,754**	**2.2**	**32,297**	**7.1**	**53,460**	**13.0**	**(72.9)**	**(83.6)**	**135,745**	**8.6**	**188,745**	**9.9**	**(28.1)**
Ingresos Financieros	5,324	1.3	4,314	1.0	8,562	2.1	23.4	(37.8)	20,883	1.1	31,668	1.7	(34.1)
Utilidad (pérdida) en cambio	3,505	0.9	19,604	4.3	(40,108)	(9.7)	(82.1)		58,927	3.9	(51,038)	(2.7)	215.5
Gastos Financieros	(13,121)	(3.3)	(15,786)	(3.5)	(18,223)	(4.4)	(16.9)	(28.0)	(71,572)	(4.1)	(56,346)	(3.0)	27.0
Participación en los resultados de subsidiarias y afiliadas bajo el método de participación patrimonial	2,297	0.6	7,195	1.6	(4,409)	(1.1)	(68.1)	152.1	17,083	1.3	13,430	0.7	27.2
Utilidad antes de Participaciones e Impuesto a la Renta	**6,758**	**1.7**	**47,624**	**10.5**	**(719)**	**(0.2)**	**(85.8)**	**1,039.3**	**161,066**	**10.7**	**126,458**	**6.6**	**27.4**
Participaciones	(1,240)	(0.3)	(3,732)	(0.8)	(737)	(0.2)	(66.8)	68.2	(13,610)	(0.9)	(10,340)	(0.5)	31.6
Utilidad antes de Impuesto a la Renta	**5,518**	**1.4**	**43,892**	**9.7**	**(1,456)**	**(0.4)**	**(87.4)**	**479.1**	**147,456**	**9.9**	**116,118**	**6.1**	**27.0**
Impuesto a la Renta	(3,303)	(0.8)	(13,850)	(3.1)	(2,544)	(0.6)	(76.2)	29.8	(46,953)	(3.0)	(35,673)	(1.9)	31.6
Utilidad neta	**2,216**	**0.6**	**30,042**	**6.6**	**(4,000)**	**(1.0)**	**(92.6)**	**155.4**	**100,503**	**6.8**	**80,445**	**4.2**	**24.9**

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

CPC. BERNARDO CHAUCA
Contador General

Ferreyros

ANEXO 2

FERREYROS S.A.A.

Balance General
(En miles de nuevos soles)

	31-Dic-09	31-Dic-08	Variación %
Caja y bancos	93,775	65,876	42.4
Cuentas por cobrar comerciales	286,205	319,654	-10.5
Cuentas por cobrar vinculadas	16,439	13,887	18.4
Otras cuentas por cobrar	6,700	19,125	-65.0
Inventarios	454,532	820,642	-44.6
Gastos pagados por anticipado	1,183	661	79.0
Activo Corriente	**858,835**	**1,239,845**	-30.7
Cuentas por cobrar comerciales a largo plazo	30,127	49,891	-39.6
Equipo de alquiler	274,790	247,782	10.9
Otros activos fijos	380,780	346,006	10.1
	655,570	593,788	10.4
Depreciación acumulada	(258,241)	(210,955)	22.4
Inmueble, maquinaria y equipo, neto	397,329	382,833	3.8
Inversiones	196,464	179,271	9.6
Otros activos no corrientes	20,069	25,284	-20.6
Activo no Corriente	**643,989**	**637,279**	1.1
Total Activo	**1,502,823**	**1,877,124**	-19.9
Deuda de corto plazo	145,932	107,190	36.1
Otros pasivos corrientes	286,152	759,693	-62.3
Pasivo corriente	**432,084**	**866,883**	-50.2
Deuda de largo plazo	434,228	466,492	-6.9
Total Pasivo	**866,312**	**1,333,375**	-35.0
Ganancias diferidas	2,811	6,237	-54.9
Patrimonio	**633,700**	**537,512**	17.9
Total Pasivo y Patrimonio	**1,502,823**	**1,877,124**	-19.9
Otra informacion Financiera			
Depreciación y amortización (cifras acumuladas al cierre de cada período)	64,513	49,334	
UAIDA	**238,224**	**283,176**	-15.9
Ratios Financieros			
Ratio corriente	1.99	1.43	
Ratio Endeudamiento Financiero	0.90	1.94	
Ratio Endeudamiento Total	1.37	2.48	
Valor contable por acción	1.49	1.42	

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

ANEXO 3

FERREYROS S.A.A

Ventas netas por area de operaciones

(En miles de nuevos soles)

	4T 09	%	3T 09	%	4T 08	%	4T 09/ 3T 09 %	4T 09/ 4T 08 %	Acumulado al 31-12-2009	%	Acumulado al 31-12-2008	%	Var %
Caterpillar:													
Gran minería	23,013	5.8	22,775	5.0	80,551	19.6	1.0	-71.4	270,819	14.7	216,028	11.3	25.4
Otros	115,588	28.9	148,377	32.7	92,458	22.5	-22.1	25.0	477,203	26.0	590,665	31.0	-19.2
	138,602	34.7	171,151	37.8	173,009	42.0	-19.0	-19.9	748,022	40.7	806,693	42.4	-7.3
Equipos agrícolas	7,517	1.9	7,774	1.7	13,991	3.4	-3.3	-46.3	45,418	2.5	52,832	2.8	-14.0
Automotriz	34,291	8.6	26,175	5.8	16,472	4.0	31.0	108.2	126,780	6.9	232,290	12.2	-45.4
Unidades usadas	12,352	3.1	13,822	3.1	9,711	2.4	-10.6	27.2	40,929	2.2	44,305	2.3	-7.6
	192,763	**48.3**	**218,922**	**48.3**	**213,183**	**51.8**	**-11.9**	**-9.6**	**961,149**	**52.3**	**1,136,120**	**59.7**	**-15.4**
Repuestos y servicios	193,569	48.5	214,631	47.4	178,729	43.4	-9.8	8.3	809,200	44.1	718,161	37.7	12.7
Alquileres	13,129	3.3	19,585	4.3	19,847	4.8	-33.0	-33.8	66,162	3.6	49,532	2.6	33.6
Total	**399,461**	**100.0**	**453,139**	**100.0**	**411,757**	**100.0**	**-11.8**	**-3.0**	**1,836,510**	**100.0**	**1,903,813**	**100.0**	**-3.5**

Distribución porcentual de las ventas de la compañía por sectores económicos

	4T 09	3T 09	4T 08	Acumulado al 31-12-2009	Acumulado al 31-12-2008
Minería	45.1%	49.9%	60.4%	54.0%	48.7%
Construccion	19.9%	22.3%	14.5%	18.4%	23.7%
Gobierno	4.7%	6.3%	6.1%	5.1%	4.4%
Servicio para equipos	10.5%	4.0%	2.0%	5.8%	2.6%
Pesca	1.7%	3.8%	2.1%	2.4%	2.9%
Transporte	5.9%	3.4%	3.9%	3.9%	6.4%
Comercio y Servicios	4.9%	2.7%	3.1%	3.3%	2.7%
Hidrocarburos	0.6%	1.8%	1.1%	0.9%	1.5%
Agricultura	2.2%	1.3%	3.2%	2.1%	3.0%
Industria	0.7%	0.4%	0.9%	0.8%	0.8%
Otros	4.0%	4.1%	2.6%	3.4%	3.2%
Total	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Ferreyros

FERREYROS S.A.A. **ANEXO 4**

Conformación del pasivo al 31 de diciembre del 2009
(En miles de US dólares)

	Total Pasivo	Pasivo corriente	Pasivo a largo plazo		Pasivo Financiero
			Parte corriente	Largo plazo	
Bancos Nacionales	-	-	-	-	-
Bancos Exterior	-	-	-	-	-
Inst. Financ. Nacionales	27,438	-	8,549	18,888	27,438
Inst. Financ. del exterior	24,443	-	3,556	20,888	24,443
Proveedores:					
Facturas por pagar Caterpillar	11,011	11,011			
Letras por pagar Caterpillar	29,224	29,224			29,224
Otros	15,808	15,808			
Bonos corporativos	97,500	-	17,500	80,000	97,500
Caterpillar Financial Services	51,296	-	20,873	30,423	51,296
Otros pasivos	42,940	42,940			
Total (US$)	**299,659**	**98,982**	**50,478**	**150,199**	**229,901**
Total (S/.)	**866,315**	**286,153**	**145,932**	**434,228**	**664,643**

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

RECEIVED
2010 FEB 19 P 9:19



NOTAS A LOS ESTADOS FINANCIEROS
Al 31 de diciembre del 2009

1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros de la Compañía han sido preparados de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Los principios de contabilidad generalmente aceptados en el Perú comprenden a las Normas Internacionales de Información Financiera (NIIF) oficializadas a través de Resoluciones emitidas por el Consejo Normativo de Contabilidad.

La NIC 27 establece, principalmente, que las inversiones en subsidiarias, que son incluidas en los estados financieros consolidados, deben ser registradas en los estados financieros individuales del inversionista, por el método de costo o por el del valor razonable. Respecto de esta NIC, el Consejo Normativo de Contabilidad, teniendo en cuenta la importancia que le otorgan los dispositivos legales en el Perú a los estados financieros individuales, a través de su Resolución No. 038-2005-EF/93.01 de fecha 28 de diciembre de 2005, publicada el 3 de febrero de 2006, acordó mantener la aplicación en el Perú del método de participación patrimonial en la elaboración de los estados financieros individuales, para la valuación de las inversiones en subsidiarias, asociadas y negocios conjuntos.

Los estados financieros del ejercicio han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2008; sin embargo, es importante precisar lo siguiente:

a) La política de la Compañía es efectuar una provisión para las cuentas por cobrar que, después de un estudio exhaustivo, se consideran de cobranza dudosa. Para el registro contable de la provisión para cobranza dudosa se utiliza una cuenta de valuación denominada “Provisión para cuentas de cobranza dudosa”.

   Los criterios básicos para dar de baja contra dicha cuenta de valuación los activos financieros deteriorados son los siguientes:

   Agotamiento de la gestión de cobranza, incluyendo ejecución de garantías

   Dificultades financieras del deudor que evidencien la imposibilidad de hacer efectiva la cobranza de la cuenta por cobrar.

b) Contratos de arrendamiento financiero: los contratos de arrendamiento de edificios, maquinarias y equipos y muebles y enseres se registran de acuerdo con el método financiero, registrándose el monto del arrendamiento como un activo y una obligación, el cual es igual al valor razonable de los

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

bienes arrendados, y cargándose a resultados los correspondientes gastos financieros y la depreciación de los activos, en el período en que se devengan. La depreciación de estos bienes es calculada por el método de horas máquina utilizadas y línea recta, según corresponda.

c) Las obligaciones financieras se reconocen inicialmente a su valor razonable, netos de los costo de transacción incurridos; posteriormente, se registran a su costo amortizado. Cualquier diferencia entre los fondos recibidos (neto de los costos de transacción) y el valor de redención se reconoce en el estado de ganancias y pérdidas durante el período de vigencia del préstamos y/o de las obligaciones usando el método del interés efectivo. La pérdida o ganancia de un pasivo financiero a valor razonable con cambios en ganancias y pérdidas se reconoce en el resultado del período. En el caso de los pasivos financieros registrados al costo amortizado, las ganancias o pérdidas se reconocen en el resultado del período cuando el pasivo financiero se da de baja por haberse extinguido, mediante pago, cancelación o expiración, así como a través del proceso de amortización.

d) Moneda funcional y de presentación: las partidas incluidas en los estados financieros de la Compañía se expresan en la moneda del ambiente económico primario donde opera la entidad (moneda funcional). Los estados financieros se presentan en nuevos soles, que es la moneda funcional y la moneda de presentación de la Compañía. Las transacciones en moneda extranjera se traducen a la moneda de medición usando los tipos de cambio vigentes a las fechas de las transacciones. Las ganancias y pérdidas por diferencia en cambio que resultan a la fecha del cobro o del pago de tales transacciones y de la traducción a los tipos de cambio al cierre del período de activos y pasivos monetarios denominados en moneda extranjera se reconocen en el estado de ganancias y pérdidas.

2) CUENTAS POR COBRAR COMERCIALES

Al 31 de diciembre este rubro comprende :

	31-12-09		31-12-08	
	Corriente	**Largo plazo**	**Corriente**	**Largo plazo**
	S/. 000	**S/. 000**	**S/. 000**	**S/. 000**
Facturas y letras	327,207	33,616	357,641	56,385
Intereses diferidos	(9,538)	(3,490)	(12,143)	(6,494)
Provisión para cuentas de cobranza dudosa	(31,464)	-	(25,844)	-
Valor en libros	286,205	30,127	319,654	49,891

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.
CPC. BERNARDO CHAUCA QUI[illegible]
Contador General - Mat. 10976

La determinación del valor razonable comprende:

	31-12-09		31-12-08	
	Corriente	Largo Plazo	Corriente	Largo Plazo
	S/.000	S/.000	S/.000	S/.000
Letras por cobrar a valor nominal	75,709	33,616	85,534	56,385
Intereses descontados (a)	(9,538)	(3,490)	(12,143)	(6,494)
Letras por cobrar a valor presente	66,171	30,127	73,391	49,891
Facturas por cobrar por ventas al contado, con vencimiento entre 30 y 45 días	220,034		246,263	
Valor razonable	286,205	30,127	319,654	49,891

(a) Considerando la tasa de interés efectiva anual original.

El movimiento de la provisión para cuentas de cobranza dudosa fue el siguiente:

	31-12-09	31-12-08
	S/.000	S/.000
Saldo inicial	25,844	27,106
Adiciones al año	9,074	5,192
Aplicaciones por transferencia de cartera	0	(6,492)
Castigos	(958)	(1,459)
Diferencia en cambio	(2,496)	1,497
Saldo final	31,464	25,844

3) CUENTAS POR COBRAR DIVERSAS

Al 31 de diciembre este rubro comprende :

	31-12-09	31-12-08
	S/.000	S/.000
Cuentas por cobrar al personal	2,855	4,697
Inversiones Progreso	1,722	1,871
Cuenta por cobrar a Ferrenergy SA	1,655	0
Reclamos a Compañías de Seguros	735	1,102
Comisiones por cobrar	168	1,106
Saldo a favor por pagos a cuenta del Impuesto a la renta	0	10,171
Saldo de crédito fiscal de Impuesto General a las Ventas	0	870
Otras cuentas por cobrar	1,863	1,805
	8,998	21,622
Provisión para cuentas de cobranza dudosa	(2,298)	(2,497)
Valor en libros	6,700	19,125

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10016

La determinación del valor razonable comprende:

	31-12-09	31-12-08
	S/.000	S/.000
Cuentas por cobrar a corto plazo sin tasa de interés establecida :		
Cuentas por cobrar al personal	2,855	4,697
Cuenta por cobrar a Ferrenergy SA	1,655	0
Reclamos a compañías de seguros	735	1,102
Comisiones por cobrar	168	1,106
Saldo a favor por pagos a cuenta del Impuesto a la renta	0	10,171
Saldo de crédito fiscal de Impuesto General a las Ventas	0	870
Otras cuentas por cobrar	1,287	1,179
	6,700	19,125
Intereses descontados (a)	(72)	(287)
Valor presente	6,628	18,838

(a) El efecto del descuento no es significativo, debido a que la recuperación de las cuentas se realiza en el transcurso de meses siguientes.

El movimiento de la provisión para cuentas de cobranza dudosa fue el siguiente:

	31-12-09	31-12-08
	S/.000	S/.000
Saldo inicial	2,497	2,424
Diferencia en cambio	(199)	73
Saldo final	2,298	2,497

Ferreyros S.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

CPC. BERNARDO CHAUCA
Contador General - Mat. 16615

4) CUENTAS POR COBRAR Y CUENTAS POR PAGAR CON EMPRESAS AFILIADAS

El saldo de las cuentas por cobrar y por pagar con empresas afiliadas son los siguientes :

	31-12-09	31-12-08
	S/.000	S/.000
Por cobrar vencimiento corriente		
Comerciales:		
Orvisa Sociedad Anónima	1,496	992
Unimaq Sociedad Anónima	875	1,956
Dépositos Efe Sociedad Anónima	125	504
Varias	136	181
Megacaucho & Representaciones S.A.C.	97	-
	2,729	3,633
Diversas :		
Domingo Rodas Sociedad Anónima	9,410	5,487
Cresko Sociedad Anónima	3,510	1,587
Orvisa Sociedad Anónima	447	1,259
Varias	343	1,920
	13,710	10,254
	16,439	**13,887**

	31-12-09	31-12-08
	S/.000	S/.000
Por pagar vencimiento corriente		
Comerciales:		
Orvisa Sociedad Anónima	1,853	8
Unimaq Sociedad Anónima	1,033	3,192
Dépositos Efe Sociedad Anónima	392	-
Fiansa Sociedad Anónima	256	248
Megacaucho & Representaciones S.A.C.	184	286
Varias	3	76
	3,720	3,810
Diversas :		
Motorindustria Sociedad Anónima	867	941
Varias	-	852
	867	1,793
	4,588	**5,603**

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.
CPC. BERNARDO CHAUCA QUIJPE
Contador General - Mat. 10915

5) EXISTENCIAS

Este rubro comprende:

	2009 S/.000	2008 S/.000
Máquinas, motores y automotores	285,047	447,327
Repuestos	110,697	128,640
Servicios de taller en proceso	31,949	37,550
Existencias por recibir	35,710	211,851
	463,403	825,368
Provisión para desvalorización de existencias	(8,871)	(4,726)
	454,532	820,642

El movimiento del año de la provisión para la desvalorización de existencias fue el siguiente:

	2009 S/.000	2008 S/.000
Saldo inicial	4,726	10,917
Adiciones del año	10,332	3,695
Transferencias a activo fijo	(1,043)	278
Aplicaciones por ventas	(4,941)	(5,205)
Otras aplicaciones	(203)	(4,959)
Saldo final	8,871	4,726

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 15114

6) INMUEBLES MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

	Saldos iniciales S/.000	Adiciones al costo y/o aplicadas a resultados S/.000	Ventas S/.000	Revaluación S/.000	Transferencias de existencias S/.000	Transferencias a existencias usadas S/.000	Otras transferencias S/.000	Saldos finales S/.000
Costo -								
Terrenos	52,005	3,622	(11,450)	24,559				68,736
Edificios y otras construcciones	100,954	1,168.00	(87)				4,803	106,838
Instalaciones	4,483	468						4,951
Maquinaria y equipo	134,730	7,038	(5205)		10,809	(3,013.58)		144,358
Maquinaria y equipo, flota de	0							0
alquiler	247,782	5,977			80,099	(59,068)		274,790
Unidades de transporte	4,414	135	(227)		1,132	(343)		5,111
Muebles y enseres	44,915	2,042	(14)			(10)		46,933
Trabajos en curso	4,505	4,761	(610)				(4,803)	3,853
	593,788	25,211	(17,593)	24,559	92,040	(62,435)	0	655,570
Depreciación acumulada -								
Edificios y otras construcciones	31,890	3,102	(36)					34,956
Instalaciones	3,424	229						3,653
Maquinaria y equipo	95,076	10,110	(3,344)		255	(384)	6	101,719
Maquinaria y equipo, flota de								0
alquiler	44,770	46,353			3,135	(17,979)	(6)	76,273
Unidades de transporte	3,801	229	(225)			(18)		3,787
Muebles y enseres	30,569	3,502	(2)			(6)		34,063
	209,530	63,525	(3,607)	0	3,390	(18,387)	0	254,451
Provisión para desvalorización	1,425	1,321			1,383	(339)		3,790
Costo neto	382,833							397,329

Conciliación entre importe total de pagos del arrendamiento y su valor presente:

	31-12-09 S/.000	31-12-08 S/.000
Total de pagos del arrendamiento	19,945	31,057
Menos: interés descontado	2,957	4,663
Valor presente de pagos del arrendamiento	16,988	26,394

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

CPC. BERNARDO CHAUCA
Contador General

Pagos mínimos de arrendamiento por pagar al 31-12-09 y el correspondiente valor presente:

Vencimientos	31-12-09		31-12-08	
	Pagos mínimos	Valor Presente	Pagos mínimos	Valor Presente
	S/.000	S/.000	S/.000	S/.000
Hasta un año	4,067	3,925	5,176	5,023
Entre dos y cinco años	15,878	13,063	24,846	20,624
Más de cinco años	-	-	1,035	747
Totales	19,945	16,988	31,057	26,394

7) EMISIONES Y REEMBOLSOS DE TÍTULOS DE DEUDA

La deuda por bonos corporativos emitidos es como sigue:

Tipo	Fecha emisión	Vencimiento	Saldo pendiente de pago:					
			TOTAL	TOTAL	CORRIENTE	CORRIENTE	NO CORRIENTE	NO CORRIENTE
			US $.000	S/. 000	US $.000	S/. 000	US $.000	S/. 000
Tercera emisión, Serie A, del primer programa	Octubre del 2005	Hasta octubre del 2010	2,500	7,228	2,500	7,228		
Primera emisión, Serie A, del primer programa	Mayo del 2007	Hasta Mayo del 2010	15,000	43,365	15,000	43,365		
Cuarta emisión, Serie A, del primer programa	Setiembre del 2007	Hasta Setiembre del 2011	15,000	43,365			15,000	43,365
Cuarta emisión, Serie B, del primer programa IRD	Noviembre del 2007	Hasta Noviembre del 2011	10,000	28,910			10,000	28,910
Primera emisión, Serie A, del primer programa	Marzo del 2008	Hasta Marzo del 2011	15,000	43,365			15,000	43,365
Primera emisión Serie C, del primer programa	Setiembre del 2008	Hasta Setiembre del 2011	7,500	21,683			7,500	21,683
Sexta emision Serie A, del primer programa	Diciembre del 2008	Hasta Diciembre del 2011	10,500	30,356			10,500	30,356
Sexta emision Serie B, del primer programa	Febrero del 2009	Hasta Febrero del 2011	12,000	34,692			12,000	34,692
Primera emisión serie A, del segundo programa IRD	Noviembre del 2009	Hasta Noviembre del 2012	10,000	28,910			10,000	28,910
1ra.emision del 2do.programa de instrumentos representativos								
TOTALES			97,500	281,873	17,500	50,593	80,000	231,280

Los bonos corporativos devengan intereses anuales de 6.6% en promedio. El interés devengado en el año ascendió a S/. 16.9 millones.

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

CPC. BERNARDO CHAU[illegible]
Contador General - Mat. [illegible]

Las redenciones de bonos corporativos en el año son como sigue:

Tipo	Fecha redención	Importe	Importe
		US $.000	S/. 000
Tercera emisión, serie A, del primer programa	Enero del 2009	625	1,807
Cuarta emisión, serie B, del primer programa	Febrero del 2009	10,000	28,910
Tercera emisión, serie A, del primer programa	Abril del 2009	625	1,807
Tercera emisión, serie A, del primer programa	Julio del 2009	625	1,807
Tercera emisión, serie A, del primer programa	Octubre del 2009	625	1,807
Totales		12,500	36,138

8) INFORMACIÓN POR SEGMENTOS

Las ventas netas y resultados operativos por segmentos de negocios del período son detallados a continuación:

	2009					2008				
	Equipos pesados, repuestos y servicios	Automotores, repuestos y servicios	Alquiler de equipos	Equipos agrícolas, repuestos y servicios	Total	Equipos pesados, repuestos y servicios	Automotores, repuestos y servicios	Alquiler de equipos	Equipos agrícolas, repuestos y servicios	Total
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Total ingresos por ventas y servicios	1,555,163	154,711	90,443	50,770	1,851,087	1,519,062	263,253	66,076	59,822	1,908,213
Utilidad de operación	112,222	3,094	19,262	1,167	135,745	133,297	28,356	17,795	9,298	188,745
Principales activos: Cuentas por Cobrar	244,983	50,138	5,358	15,852	316,332	286,194	58,573	6,259	18,519	369,545
Existencias	358,671	73,854	5,522	16,485	454,532	670,690	112,484	11,295	26,172	820,642
Activos fijos	186,188	32,375	170,075	8,690	397,329	179,395	31,194	163,870	8,373	382,833

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

CPC. BERNARDO CHAUCA QU...
Contador General - Mat. 19...

9) PATRIMONIO

En Junta General de Accionistas del 31 de marzo del 2009 se aprobó el pago de dividendos en efectivo por S/. 20.8 millones y la capitalización de resultados acumulados y excedente de revaluación por S/. 51.6 y S/. 0.1 millones, respectivamente. La Junta aprobó la transferencia de S/. 8.0 millones de resultados acumulados a reserva legal.

Luego de la emisión de las acciones correspondientes y de la formalización mediante escritura pública, el capital está representado por 424´816,167 acciones comunes de un valor nominal de S/.1.10 cada una.

Resultados no realizados incluye excedente de revaluación por S/.17.8 millones correspondiente a la diferencia entre el valor en libros de terrenos con el valor asignado por tasaciones técnicas efectuadas por peritos independientes en los meses de febrero y mayo 2009, neto de su correspondiente impuesto a la renta y participaciones de los trabajadores diferidos. Los peritos independientes aplicaron el método de evaluación directa de acuerdo con lo dispuesto por el Reglamento General de Tasaciones. Así mismo, resultados no realizados incluye en el período un débito por S/.2.9 millones por valorización de instrumentos financieros derivados, neto de su correspondiente impuesto a la renta y participaciones de los trabajadores diferidos.

Adicionalmente, resultados no realizados incluye un crédito por S/.1.1 millones por nuestra participación en ajuste patrimonial considerado por compañías asociadas.

10) CONTINGENCIAS Y COMPROMISOS

Al 31 de diciembre del 2009, la Compañía tiene las siguientes contingencias:

a. En abril del 2003, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.5.3 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal.

b. En diciembre del 2005, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2001 por un total de S/.26.3 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal.

c. En junio del 2006, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas de los años 2002 y 2003 por S/. 40.1 y S/. 5.9 millones, respectivamente, incluidos multas e intereses. La Compañía presentó en un principio un recurso de Reclamación ante la Administración Tributaria.

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

CPC. BERNARDO CHAUCA
Contador General

d. En diciembre del 2006, la Compañía recibió Resoluciones de Multa por retención del Impuesto a la Renta sobre servicios prestados por no domiciliados de los años 2004 al 2006. La Administración Tributaria consideró fundada en parte la reclamación, rectificó el monto acotado y prosiguió la cobranza por un total de S/. 0.7 millones, incluidos intereses. La Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal.

e. En abril del 2008, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2004 por un total de S/. 11.9 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de reclamación ante la Administración Tributaria.

f. En Julio del 2008, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2005 por un total de S/.6.6 millones, incluidas multas e intereses. La Compañía ha presentado un recurso de reclamación ante la Administración Tributaria.

g. Al 31 de Diciembre del 2009, la Compañía mantiene en proceso de reclamación, juicios por US $ 1.2 millones y S/.1.3 millones por concepto de indemnización por daños y perjuicios iniciados por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Respecto de los procesos de fiscalización de los que resultaron las acotaciones tributarias mencionadas, de acuerdo al procedimiento establecido, la Administración Tributaria informó a la Compañía, previamente a su emisión, el resultado de cada fiscalización en conjunto, otorgando un plazo para evaluar y subsanar las omisiones e infracciones supuestamente cometidas. En este sentido, la Compañía cumplió en su oportunidad con subsanar y pagar las omisiones e infracciones que, de acuerdo a una evaluación exhaustiva con los asesores tributarios, se consideraron procedentes.

Al 31 de diciembre del 2009, la Compañía tiene los siguientes compromisos:

a. Avales por US $ 30.3 millones y US $ 16.1 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros, respectivamente.

b. Fianzas bancarias a favor de entidades financieras por US $ 4.9 millones, que garantizan transacciones diversas.

11) UTILIDAD POR ACCION

La utilidad por acción común básica ha sido determinada de la siguiente manera:

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

CPC. BERNARDO CHAUCA
Contador General

		Trimestres terminados el:		Años terminados el:	
		31-12-09	31-12-08	31-12-09	31-12-08
Utilidad neta	S/.	2,215,000	-4,000,664	100,503,208	80,444,868
Promedio ponderado de acciones comunes en circulación		424,816,167	424,816,167	424,816,167	424,816,167
Utilidad básica por acción	S/.	0.005	-0.009	0.237	0.189

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación, incluidas las acciones potenciales por emisión de acciones liberadas por capitalización, a la fecha de los estados financieros.
Por no existir las condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluida; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derecho a sus tenedores a obtener acciones comunes.

12) VENTAS NETAS Y UTILIDAD EN VENTAS

Las operaciones realizadas con empresas subsidiarias fueron las siguientes:

	Trimestres terminados el:		Años terminados el:	
	31-12-09	31-12-08	31-12-09	31-12-08
	S/.000	S/.000	S/.000	S/.000
Ventas netas	4,278	5,786	26,442	38,166
Utilidad en ventas	-561	758	2,294	3,987

13) TRANSACCIONES CON VINCULADAS

Las transacciones del año con subsidiarias se resumen como sigue:

	2009	2008
	S/. 000	S/. 000
Venta de bienes :		
Unimaq Sociedad Anónima	16,146	17,388
Orvisa Sociedad Anónima	6,999	19,786
Cresko Sociedad Anónima	2,226	42
Otras	64	98
	25,435	37,314
Venta de servicios :		
Unimaq Sociedad Anónima	532	157
Orvisa Sociedad Anónima	456	207
Fiansa Sociedad Anónima	0	458
Otras	19	30
	1,007	852
Total ventas de bienes y servicios	26,442	38,166

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador [illegible]

	2009	2008
	S/. 000	S/. 000
Compras de bienes :		
Unimaq Sociedad Anónima	18,602	26,744
Megacaucho & Representaciones S.A.C.	5,590	3,835
Orvisa Sociedad Anónima	3,452	2,624
Fiansa Sociedad Anónima	2,749	7,047
Otras	57	49
	30,450	40,299
Compra de servicios :		
Depositos Efe Sociedad Anónima	2,175	347
Orvisa Sociedad Anónima	1,727	631
Unimaq Sociedad Anónima	505	817
Fiansa Sociedad Anónima	469	617
Megacaucho & Representaciones S.A.C.	155	279
Otras	21	236
	5,052	2,927
Total compras de bienes y servicios	35,502	43,226

Los ingresos provenientes de estas operaciones se encuentran gravados con Impuesto General a las Ventas e Impuesto a la Renta.

Las operaciones se realizan a valor de mercado.

14) TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los períodos terminados el 31 de diciembre que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

	31-12-09	31-12-08
	S/.000	S/.000
Transferencias de existencias a inmuebles, maquinarias y equipo	87,267	142,440
Transferencias de inmuebles, maquinarias y equipo a existencias	43,709	94,206

Ferreyros S.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

DATOS GENERALES DE LA EMPRESA

Campo	Valor	Instrucción
RPJ :	B60001	Ingresar a 6 digitos
Ejercicio:	2009	Ingresar 4 digitos como maximo
Tipo de Informacion:	TI	Ingresar TI (Trimestral Individual)
Periodo:	4	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre
Denominacion de la empresa:	FERREYROS S.A.A	Ingresar con letras MAYUSCULAS
CIIU :	5150	Ingresar 4 digitos como maximo
E-mail 1 :	contralo@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasev.gob.pe
E-mail 2 :	bchauca@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasev.gob.pe
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasev.gob.pe
Moneda	Nuevos Soles	Elegir la moneda
E. de Flujos de Efectivo	Método Directo	Señalar que método utilizó para preparar el Estado de Flujos de Efectivo

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

CPC. BERN... ...HAUCA QUISPE
Contador ... Mat. 19915

FERREYROS S.A.A
Balance General
Al 31 de Diciembre del año 2009 y 31 de Diciembre del año 2008
(En miles de nuevos soles)

	Notas	Al 31 de Diciembre 2009	Al 31 de Diciembre 2008
Activo			
Activo Corriente			
Efectivo y Equivalentes de efectivo		93,775	65,876
Inversiones Financieras		**0**	**0**
Activos Financieros al Valor Razonable con cambios en Ganancias y Pérdidas		0	0
Activos Financieros Disponibles para la Venta		0	0
Activos Financieros mantenidos hasta el Vencimiento		0	0
Activos por Instrumentos Financieros Derivados		0	0
Cuentas por Cobrar Comerciales (neto)	2	286,205	319,654
Otras Cuentas por Cobrar a Partes Relacionadas (neto)	4	16,439	13,887
Otras Cuentas por Cobrar (neto)	3	6,700	19,125
Existencias (neto)	5	454,532	820,642
Activos Biológicos		0	0
Activos no Corrientes mantenidos para la Venta		0	0
Gastos Contratados por Anticipado		1,183	661
Otros Activos		0	0
Total Activo Corriente		**858,834**	**1,239,845**
Activo No Corriente			
Inversiones Financieras		**196,464**	**179,271**
Activos Financieros Disponibles para la Venta		0	0
Activos Financieros mantenidos hasta el Vencimiento		0	0
Activos por Instrumentos Financieros Derivados		0	0
Inversiones al Método de Participación		195,153	176,422
Otras Inversiones Financieras		1,311	2,849
Cuentas por Cobrar Comerciales	2	30,127	49,891
Otras Cuentas por Cobrar a Partes Relacionadas (neto)		0	0
Otras Cuentas por Cobrar		0	0
Existencias (neto)		0	0
Activos Biológicos		0	0
Inversiones Inmobiliarias		0	0
Inmuebles, Maquinaria y Equipo (neto)	6	397,329	382,833
Activos Intangibles (neto)		4,883	4,751
Activo por Impuesto a la Renta y Participaciones Diferidos		15,186	20,533
Crédito Mercantil		0	0
Otros Activos		0	0
Total Activo No Corriente		**643,989**	**637,279**
TOTAL ACTIVO		**1,502,823**	**1,877,124**

	Notas	Al 31 de Diciembre 2009	Al 31 de Diciembre 2008
Pasivo y Patrimonio			
Pasivo Corriente			
Sobregiros Bancarios		499	348
Obligaciones Financieras		145,932	579,430
Cuentas por Pagar Comerciales		162,015	188,448
Otras Cuentas por Pagar a Partes Relacionadas	4	4,588	5,603
Impuesto a la Renta y Participaciones Corrientes		23,066	11,431
Otras Cuentas por Pagar		95,984	81,623
Provisiones		0	0
Pasivos mantenidos para la Venta		0	0
Total Pasivo Corriente		**432,084**	**866,883**
Pasivo No Corriente			
Obligaciones Financieras		434,228	466,492
Cuentas por Pagar Comerciales		0	0
Cuentas por Pagar a Partes Relacionadas		0	0
Pasivo por Impuesto a la Renta y Participaciones Diferidos		0	0
Otras Cuentas por Pagar		0	0
Provisiones		0	0
Ingresos Diferidos (netos)		2,811	6,237
Total Pasivo No Corriente		**437,039**	**472,729**
Total Pasivo		**869,123**	**1,339,612**
Patrimonio Neto			
Capital	9	467,298	415,449
Acciones de Inversión		0	0
Capital Adicional		0	(113)
Resultados no Realizados	9	26,094	9,970
Reservas Legales	9	39,805	31,761
Otras Reservas		0	0
Resultados Acumulados	9	100,503	80,445
Diferencias de Conversión		0	0
Total Patrimonio Neto		**633,700**	**537,512**
TOTAL PASIVO Y PATRIMONIO NETO		**1,502,823**	**1,877,124**

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A
Estado de Ganancias y Pérdidas
Por los periodos terminados al 31 de Diciembre del año 2009 y 2008
(En miles de nuevos soles)

	Notas	Por el Trimestre especifico del 1 de Octubre al 31 de Diciembre de 2009	Por el Trimestre especifico del 1 de Octubre al 31 de Diciembre de 2008	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2009	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2008
Ingresos Operacionales					
Ventas Netas (ingresos operacionales)	12	405,389	413,587	1,851,087	1,908,212
Otros Ingresos Operacionales		39	599	440	1,156
Total de Ingresos Brutos		**405,428**	**414,186**	**1,851,527**	**1,909,368**
Costo de Ventas (Operacionales)	12	(335,108)	(305,020)	(1,465,371)	(1,490,164)
Otros Costos Operacionales		0	0	0	0
Total Costos Operacionales		**(335,108)**	**(305,020)**	**(1,465,371)**	**(1,490,164)**
Utilidad Bruta		**70,320**	**109,166**	**386,156**	**419,204**
Gastos de Ventas		(41,577)	(44,035)	(164,721)	(161,857)
Gastos de Administración		(21,307)	(17,888)	(91,058)	(78,679)
Ganancia (Pérdida) por Venta de Activos		0	0	0	0
Otros Ingresos		1,318	6,216	5,368	10,077
Otros Gastos		0	0	0	0
Utilidad Operativa		**8,754**	**53,459**	**135,745**	**188,745**
Ingresos Financieros		8,828	8,562	79,810	31,668
Gastos Financieros		(13,121)	(58,332)	(71,572)	(107,385)
Participación en los Resultados de Partes Relacionadas por el Método de Participación		2,297	(4,409)	17,083	13,430
Ganancia (Pérdida) por Instrumentos Financieros Derivados		0	0	0	0
Resultado antes de Participaciones y del Impuesto a la Renta		**6,758**	**(720)**	**161,066**	**126,458**
Participación de los trabajadores		(1,240)	(737)	(13,610)	(10,340)
Impuesto a la Renta		(3,303)	(2,544)	(46,953)	(35,673)
Utilidad (Pérdida) Neta de Actividades Contínuas		**2,215**	**(4,001)**	**100,503**	**80,445**
Ingreso (Gasto) Neto de Operaciones en Discontinuación		0	0	0	0
Utilidad (Perdida) Neta del Ejercicio		**2,215**	**(4,001)**	**100,503**	**80,445**
Utilidad (Pérdida) por Acción					
Utilidad (Pérdida) Básica por Acción Común		0.005	-0.009	0.237	0.189
Utilidad (Pérdida) Básica por Acción de Inversión		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción Común		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción de Inversión		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Neta de Actividades Contínuas					
Utilidad (Pérdida) Básica por Acción Común		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Básica por Acción de Inversión		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción Común		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción de Inversión		0.000	0.000	0.000	0.000

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

FERREYROS S.A.A
Estado de Flujos de Efectivo
Por los periodos terminados al 31 de Diciembre del año 2009 y 2008
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2009 al 31 de Diciembre de 2009	Del 1 de Enero de 2008 al 31 de Diciembre de 2008
ACTIVIDADES DE OPERACIÓN			
Cobranza (entradas) por:			
Venta de Bienes o Servicios (Ingresos Operacionales)		2,229,421	2,174,258
Honorarios y Comisiones		0	0
Intereses y Rendimientos (no incluidos en la Actividad de Inversión)		13,391	14,864
Dividendos (no incluidos en la Actividad de Inversión)		0	0
Regalías		0	0
Otros Cobros de Efectivo Relativos a la Actividad		17,435	28,148
Menos pagos (salidas) por:			
Proveedores de Bienes y Servicios		(1,365,686)	(2,260,667)
Remuneraciones y Beneficios Sociales		(201,557)	(200,470)
Tributos		(123,145)	(76,062)
Intereses y Rendimientos (no incluidos en la Actividad de Financiación)		0	0
Regalías		0	0
Otros Pagos de Efectivo Relativos a la Actividad		(9,509)	(11,961)
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación		**560,350**	**(331,890)**
ACTIVIDADES DE INVERSIÓN			
Cobranza (entradas) por:			
Prestamos a Partes Relacionadas		0	0
Venta de Subsidiarias y otras Unidades de Negocios		0	0
Venta de Inversiones Financieras		0	0
Venta de Inversiones Inmobiliarias		0	0
Venta de Inmuebles, Maquinaria y Equipo		19,673	3,751
Venta de Activos Intangibles		0	0
Intereses y Rendimientos		0	0
Dividendos		4,970	2,442
Otros Cobros de Efectivo Relativos a la Actividad		1,873	0
Menos pagos (salidas) por:			
Prestamos a Partes Relacionadas		0	0
Compra de Subsidiarias y otras Unidades de Negocios		0	0
Compra de Inversiones Financieras		(1,744)	(30,519)
Compra de Inversiones Inmobiliarias		0	0
Compra de Inmuebles, Maquinaria y Equipo		(14,471)	(18,574)
Desembolsos por Obras en Curso de Inmuebles, Maquinaria y Equipo		(4,762)	(6,304)
Compra y desarrollo de Activos Intangibles		(1,119)	(3,251)
Otros Pagos de Efectivo Relativos a la Actividad		0	0
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión		**4,420**	**(52,455)**
ACTIVIDADES DE FINANCIACION			
Cobranza (entradas) por:			
Aumento de Sobregiros Bancarios		151	(641)
Emisión y aceptación de Obligaciones Financieras		444,862	1,342,593
Emisión de Acciones o Nuevos Aportes		0	0
Venta de Acciones Propias (Acciones en Tesorería)		0	0
Otros Cobros de Efectivo Relativos a la Actividad		0	0
Menos pagos (salidas) por:			
Amortización o pago de Sobregiros Bancarios		0	0
Amortización o pago de Obligaciones Financieras		(888,704)	(827,001)
Recompra de Acciones Propias (Acciones en Tesorería)		0	0
Intereses y Rendimientos		(72,415)	(52,640)
Dividendos Pagados		(20,765)	(40,272)
Otros Pagos de Efectivo Relativos a la Actividad		0	0
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiación		**(536,871)**	**422,039**
Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo		**27,899**	**37,694**
Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio		65,876	28,182
Efecto de las Diferencias de Cambio del Efectivo y Equivalente de Efectivo		0	0
Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio		**93,775**	**65,876**

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

HAUCA QUISPE
Mat. 10915

FERREYROS S.A.A

Estado de Flujos de Efectivo

Por los periodos terminados al 31 de Diciembre del año 2009 y 2008

(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2009 al 31 de Diciembre de 2009	Del 1 de Enero de 2008 al 31 de Diciembre de 2008
CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN			
Utilidad (Pérdida) Neta del Ejercicio		100,503	80,445
Más :			
Ajustes a la Utilidad (Pérdida) del Ejercicio			
Estimación de Cuentas de Cobranza Dudosa		9,074	5,192
Desvalorización de Existencias		10,332	3,695
Fluctuación del Valor de Activos Biológicos		0	0
Depreciación y Deterioro de Valor del Ejercicio		63,526	49,192
Amortización de Activos Intangibles		988	142
Amortización de Otros Activos		0	0
Provisiones		32,177	30,960
Pérdida en Venta de Inversiones Financieras		0	0
Pérdida por Instrumentos Financieros Derivados		0	0
Pérdida en Venta de Inversiones Inmobiliarias		0	0
Pérdida en Venta de Inmuebles, Maquinaria y Equipo		0	0
Pérdida en Venta de Activos Intangibles		0	0
Gastos Financieros		70,302	56,347
Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)		0	0
Impuesto a la Renta y Participación de los Trabajadores		0	0
Otros		0	403
Menos:			
Ajustes a la Utilidad (Pérdida) del Ejercicio			
Fluctuación del Valor de Activos Biológicos		0	0
Utilidad en Venta de Inversiones Financieras		0	0
Ganancia por Instrumentos Financieros Derivados		0	0
Utilidad en Venta de Inversiones Inmobiliarias		0	0
Utilidad en Venta de Inmuebles, Maquinaria y Equipo		(5,706)	(1,567)
Utilidad en Venta de Activos Intangibles		0	0
Ingresos Financieros		0	0
Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)		(17,083)	(13,430)
Impuesto a la Renta y Participación de los Trabajadores		(528)	(2,860)
Otros		(4,941)	(5,415)
CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS CORRIENTES Y PASIVOS CORRIENTES			
(Aumento) Disminución de Cuentas por Cobrar Comerciales		44,139	(89,025)
(Aumento) Disminución de Otras Cuentas por Cobrar a Partes Relacionadas		(1,742)	(97)
(Aumento) Disminución de Otras Cuentas por Cobrar		12,425	(7,908)
(Aumento) Disminución en Existencias		356,124	(370,317)
(Aumento) Disminución en Activos Biológicos		0	0
(Aumento) Disminución de Activos no Corrientes mantenidos para la Venta		0	0
(Aumento) Disminución en Gastos Contratados por Anticipado		(522)	130
(Aumento) Disminución de Otros Activos		(131)	(3,330)
Aumento (Disminución) de Cuentas por Pagar Comerciales		(50,062)	14,683
Aumento (Disminución) de Otras Cuentas por Pagar a Partes Relacionadas		(1,826)	2,921
Aumento (Disminución) de Impuesto a la Renta y Particip. Corrientes		11,635	(4,536)
Aumento (Disminución) de Otras Cuentas por Pagar		(68,334)	(77,515)
Aumento (Disminución) de Provisiones		0	0
Aumento (Disminución) de Pasivos mantenidos para la Venta		0	0
Cobros por:			
Intereses y Rendimientos (no incluidos en la Actividad de Inversión)		0	0
Dividendos (no incluidos en la Actividad de Inversión)		0	0
Diferencia de Cambio		0	0
Pagos por:			
Impuesto a la Renta y Participación de los Trabajadores		0	0
Intereses y Rendimientos (no incluidos en la Actividad de Financiación)		0	0
Provisiones		0	0
Diferencia de Cambio		0	0
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación		**560,350**	**(331,890)**

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados al 31 de Diciembre del año 2009 y 2008
(En miles de nuevos soles)

	Capital	Acciones de Inversión	Capital Adicional	Resultados no Realizados	Reservas Legales	Otras Reservas	Resultados Acumulados	Diferencias de Conversión	Total Patrimonio Neto
Saldos al 1ero. de enero de 2008	335,749	0	0	15,937	19,056	0	127,051	0	**497,793**
Ganancia (Pérdida) por valor razonable de:									
1. - Inmuebles, Maquinaria y Equipo	0	0	0	0	0	0	0	0	**0**
2. - Activos Financieros disponibles para la Venta	0	0	0	0	0	0	0	0	**0**
3. Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extranjero	0	0	0	0	0	0	0	0	**0**
4. Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	**0**
5. **Ingresos (gastos) reconocidos directamente en Patrimonio**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
6. Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	**0**
7. Otras Transferencias netas	0	0	0	0	0	0	0	0	**0**
8. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	80,445	0	**80,445**
Total de ingresos y gastos reconocidos	**0**	**0**	**0**	**0**	**0**	**0**	**80,445**	**0**	**80,445**
9. Efecto acumulado de Cambios en Políticas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	**0**
10. Distribuciones o Asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	**0**
11. Dividendos declarados y Participaciones acordados durante el período	0	0	0	0	0	0	(40,290)	0	**(40,290)**
12. Nuevos Aportes de accionistas	0	0	0	0	0	0	0	0	**0**
13. Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	**0**
14. Acciones en Tesoreria	(108)	0	(113)	0	0	0	0	0	**(221)**
15. Capitalización de partidas patrimoniales	79,808	0	0	0	0	0	(79,808)	0	**0**
17. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	**0**
18. Conversión a moneda de presentación	0	0	0	0	0	0	0	0	**0**
19. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	(5,967)	12,705	0	(6,953)	0	**(215)**
Saldos al 31 de Diciembre de 2008	**415,449**	**0**	**(113)**	**9,970**	**31,761**	**0**	**80,445**	**0**	**537,512**
Saldos al 1ero. de enero de 2009	415,449	0	(113)	9,970	31,761	0	80,445	0	**537,512**
Ganancia (Pérdida) por valor razonable de:									
1. - Inmuebles, Maquinaria y Equipo	0	0	0	15,816	0	0	0	0	**15,816**
2. - Activos Financieros disponibles para la Venta	0	0	0	0	0	0	0	0	**0**
3. Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extranjero	0	0	0	0	0	0	0	0	**0**
4. Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	**0**
5. **Ingresos (gastos) reconocidos directamente en Patrimonio**	**0**	**0**	**0**	**15,816**	**0**	**0**	**0**	**0**	**15,816**
6. Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	**0**
7. Otras Transferencias netas	0	0	0	0	0	0	0	0	**0**
8. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	100,503	0	**100,503**
Total de ingresos y gastos reconocidos	**0**	**0**	**0**	**15,816**	**0**	**0**	**100,503**	**0**	**116,319**
9. Efecto acumulado de Cambios en Políticas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	**0**
10. Distribuciones o Asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	**0**
11. Dividendos declarados y Participaciones acordados durante el período	0	0	0	0	0	0	(20,773)	0	**(20,773)**
12. Nuevos Aportes de accionistas	0	0	0	0	0	0	0	0	**0**
13. Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	**0**
14. Acciones en Tesoreria	0	0	0	0	0	0	0	0	**0**
15. Capitalización de partidas patrimoniales	51,741	0	0	(113)	0	0	(51,628)	0	**0**
17. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	**0**
18. Conversión a moneda de presentación	0	0	0	0	0	0	0	0	**0**
19. Otros incrementos o disminuciones de las partidas patrimoniales	108	0	113	421	8,044	0	(8,044)	0	**642**
Saldos al 31 de Diciembre de 2009	**467,298**	**0**	**0**	**26,094**	**39,805**	**0**	**100,503**	**0**	**633,700**

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A
Consistencia de los Estados Financieros

BALANCE GENERAL	Al 31 de Diciembre	Al 31 de Diciembre
Total Activo **IGUAL a:**	1,502,823	1,877,124
- Total Pasivo+Patrimonio	1,502,823	1,877,124
Consistencia: ==>		

ESTADO DE PERDIDAS Y GANANCIAS	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2009	Consistencia	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2008	Consistencia
Rubros que deben ser POSITIVOS				
Ventas Netas (ingresos operacionales)	1,851,087		1,908,212	
Otros Ingresos Operacionales	440		1,156	
Ingresos Financieros	79,810		31,668	
Otros Ingresos	5,368		10,077	
Rubros que deben ser NEGATIVOS				
Costo de Ventas (Operacionales)	(1,465,371)		(1,490,164)	
Otros Costos Operacionales	0		0	
Gastos de Administración	(91,058)		(78,679)	
Otros Gastos	0		0	
Gastos de Ventas	(164,721)		(161,857)	
Gastos Financieros	(71,572)		(107,385)	

ESTADO DE CAMBIOS EN EL PATRIMONIO NETO	Capital	Acciones de Inversión	Capital Adicional	Resultados no Realizados	Reservas Legales	Otras Reservas	Resultados Acumulados	Diferencias de Conversión
Saldos iniciales de Estado de Cambios del periodo actual **IGUALES a:**	415,449	0	(113)	9,970	31,761	0	80,445	0
Saldos del Balance General del periodo anterior	415,449	0	(113)	9,970	31,761	0	80,445	0
Consistencia :==>								
Saldos finales del Estado de Cambios del periodo actual **IGUALES a:**	467,298	0	0	26,094	39,805	0	100,503	0
Saldos del Balance General del periodo actual	467,298	0	0	26,094	39,805	0	100,503	0
Consistencia :==>								

	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2009	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2008
Utilidad (Pérdida) Neta del Ejercicio del Estado de Cambios **IGUAL a:**	100,503	80,445
Utilidad (Pérdida) Neta del Ejercicio del Estado de Ganancias y Perdidas	100,503	80,445
Consistencia :==>		

ESTADO DE FLUJOS DE EFECTIVO	
El saldo de efectivo y equivalentes al Inicio del Ejercicio del periodo actual **IGUAL a:**	65,876
El saldo de efectivo y equivalente de efectivo del Balance General comparativo	65,876
Consistencia: ==>	
El saldo Efectivo y Equivalente de Efectivo al finalizar el Ejercicio del periodo actual **IGUAL a:**	93,775
El saldo de efectivo y equivalente de efectivo del Balance General actual	93,775
Consistencia :==>	

Conciliación del Resultado Neto con el Efectivo y Equivalentes de Efectivo Provenientes de las Actividades de Operación	Del 1 de Enero de 2009 al 31 de Diciembre de 2009	Del 1 de Enero de 2008 al 31 de Diciembre de 2008
Utilidad o pérdida del ejercicio del Estado de Flujo de Efectivo **IGUAL a:**	100,503	80,445
Utilidad (perdida) neta del ejercicio del Estado de Ganancias y Pérdidas	100,503	80,445
Consistencia :==>		
	Del 1 de Enero de 2009 al 31 de Diciembre de 2009	Del 1 de Enero de 2008 al 31 de Diciembre de 2008
Aumento (Dism.) de Efectivo y Equivalente de Efectivo de la Conciliación **IGUAL a:**	560,350	(331,890)
de Efectivo Provenientes de Actividades de Operación	560,350	(331,890)
Consistencia :==>		

(*)Si el Flujo de Efectivo se preparo por el Método indirecto no se aplica esta validación.

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915